Exhibit 10.1

April 15, 2016

Melissa B. Fisher

[Address]

Dear Melissa:

On behalf of Qualys (the “Company”), I am pleased to offer you the position of Chief Financial Officer, reporting to Philippe Courtot, Chairman and CEO. Your location of work will be Redwood City, California. The details of your offer are outlined below:

Salary:	$325,000* (Annual Salary) * To be paid semi-monthly. Less payroll deductions and all required withholding.

Bonus:

You will be eligible to participate in a bonus program earning up to 50% of your annual salary, depending on Qualys’ performance.

Should Qualys terminate your employment without cause, you will be entitled to severance equal to six (6) months of your base salary and six (6) months COBRA, provided you sign Qualys’ Severance agreement and the Qualys General Release of Claims.

Benefits:	You will be eligible for the following standard Qualys benefits as of the first of the month following date of hire: Medical and Dental Insurance, 401k plan, Flexible Spending, 4 weeks Vacation, Sick Leave, Qualys Assigned Holidays and other benefits described in the Summary Plan Descriptions, available for your review. Qualys may modify compensation and benefits from time to time as it deems necessary.

RSUs:	We will recommend to the Board of Directors (or its Compensation Committee) that you be granted restricted stock units (the “RSUs”) covering shares of Qualys Common Stock. The number of RSUs that management will recommend will be determined by dividing $800,000 by the average of the closing trading prices of Qualys Common Stock for the 30 days ending one week before the applicable grant date of your RSUs, rounding up to the nearest whole share. The RSUs will be subject to Qualys’ 2012 Equity Incentive Plan and an RSU agreement thereunder. Your RSUs will vest over approximately 4 years with 1/4 of the RSUs vesting on the one year anniversary of the 1st day of the month following your start date as an employee under this agreement (the “First Vesting Date”). Then 1/16 of the RSUs vest quarterly each three months after the First Vesting Date on the first day of the applicable month. All vesting is subject to your continued service to Qualys through each vesting date. However, 100% of the then unvested shares subject to the RSUs shall accelerate and vest if: (i) Qualys incurs a “change in control” (as defined in the 2012 Equity Incentive Plan); and (ii) your employment is terminated by Qualys other than for “cause” (as will be defined in your RSU agreement), death or disability or you resign for “good reason” (as will be defined in your RSU agreement), in each case, during the period on, and 12 months following, a change in control.

Options:	We will recommend to the Board of Directors that you be granted a stock option to purchase 67,911 shares of Common Stock under Qualys’ 2012 Equity Incentive Plan (the “Option”). Your Option will be subject to a four-year vesting schedule, with vesting to commence as of your start date as an employee under this agreement. Under the vesting schedule, your shares under your Option would vest at the rate of 25% upon completion of the first year of employment, with an additional 2.0833% of such shares vesting for each full month of continuous employment completed after the first anniversary. However, 100% of the then unvested shares subject to the Option shall accelerate and vest if: (i) Qualys incurs a “change in control” (as defined in the 2012 Equity Incentive Plan); and (ii) your employment is terminated by Qualys other than for “cause” (as will be defined in your Option agreement), death or disability or you resign for “good reason” (as will be defined in your Option agreement), in each case, during the period on, and 12 months following, a change in control.

As a Qualys employee, you will be expected to abide by Qualys rules and regulations, and sign and comply with the attached Proprietary Information and Inventions Agreement, which prohibits unauthorized use or disclosure of Qualys’ proprietary information.

Your employment relationship with Qualys is at-will. You may terminate your employment with Qualys at any time and for any reason whatsoever simply by notifying Qualys. Likewise, Qualys may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except in a writing signed by a Qualys officer.

This letter, together with your Employee Proprietary Information and Inventions Agreement and the option agreement between you and Qualys (relating to your option grant described above), forms the complete and exclusive statement of your employment agreement with Qualys. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written. Your employment is contingent upon providing evidence of your legal right to work in the United States as required by the US Citizenship and Immigration Services.

We look forward to your acceptance of employment with Qualys under the terms described above. To accept this offer, please sign and date this letter. Please return the original offer letter along with the Employee Proprietary Information and Inventions Agreement in the enclosed envelope and keep a copy of the offer letter for your records. This offer will expire on Monday, April 18, 2016 and is contingent upon successful reference checks and a satisfactory background check.

Melissa, we are excited about you joining our team. If you have any questions, please feel free to call me at [Phone Number].

Sincerely,

/s/ Rima Touma Bruno

Rima Touma Bruno

VP, Human Resources

Offer Accepted By:	Date Accepted:	Start Date:

/s/ Melissa Fisher	2016-04-15	April 28, 2016
Melissa Fisher		April 28, 2016